06050371

SEC ... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 28 2006 WASH. D.C. 209

SEC FILE NUMBER
8- 50709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centre Invest, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 46th FL
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SVYATOSLAV (SLAVA) Yevin
(212) 809 - 8707 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

555 Long Wharf Drive (Address) New Haven (City) CT (State) 06511 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Svyatoslav Yenin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centre Invest, Inc, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

EVELYN HENNIGAR
Notary Public, State of New York
No. 01HE6146760
Qualified in Richmond County
Commission Expires May 22, 2010

Yenin
Signature

CFO, Managing Director
Title

Evelyn Hennigar
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTREINVEST, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2006

ASSETS

ASSETS		
Cash and cash equivalents	$	92,892
Receivable from brokers		64,660
Securities owned, at market value		33,914
Property and equipment, at cost, net of accumulated depreciation and amortization of $181,070		2,663
Due from parent		39,749
Employee advances		4,469
Deposits		5,308
	$	243,655

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	28,979
Security deposit		10,185
		39,164
SHAREHOLDERS' EQUITY		
Preferred stock, no par value; authorized 500 shares, none issued		
Common stock, no par value; authorized 9,000 shares, issued and outstanding 8,141 shares		4,044,501
Accumulated deficit		(3,840,010)
		204,491
	$	243,655

See notes to financial statements

CENTREINVEST, INC.

STATEMENT OF OPERATIONS

Year ended June 30, 2006

REVENUE	
Rental income	$ 130,805
Research and other fees and other income	123,312
Investment income	2,376
Total revenue	256,493
EXPENSES	
Occupancy	211,491
Compensation and benefits	157,674
Professional fees	63,058
Communication	4,709
Fees	2,375
Other operating expenses	43,315
Total expenses	482,622
NET LOSS	$ (226,129)

See notes to financial statements

CENTREINVEST, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended June 30, 2006

	Total	Common Stock	Accumulated Deficit
SHAREHOLDERS' EQUITY, June 30, 2005	$ 128,940	$ 3,742,821	$ (3,613,881)
Issuance of common stock- 1,205 shares	301,680	301,680	-
Net loss	(226,129)	-	(226,129)
SHAREHOLDERS' EQUITY, June 30, 2006	$ 204,491	$ 4,044,501	$ (3,840,010)

See notes to financial statements

CENTREINVEST, INC.
STATEMENT OF CASH FLOWS
Year ended June 30, 2006

OPERATING ACTIVITIES	
Net loss	$ (226,129)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	3,585
Unrealized gain on securities	(977)
Changes in assets and liabilities:	
Receivable from broker	(1,177)
Other assets	(795)
Accrued expenses and other current liabilities	(36,997)
Net cash used in operating activities	(262,490)
INVESTING ACTIVITIES	
Purchases of property and equipment	(1,033)
FINANCING ACTIVITIES	
Issuance of common stock	301,680
NET INCREASE IN CASH	38,157
CASH AND CASH EQUIVALENTS, Beginning	54,735
CASH AND CASH EQUIVALENTS, End	$ 92,892

See notes to financial statements

NOTE 1 — NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CentreInvest, Inc. (the Company) is a 98 percent owned subsidiary of Intelsa Investments Limited (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and a member of the National Association of Securities Dealers, Inc. (the NASD).

The Company is engaged in the proprietary trading of securities. The Company acts as an introducing broker with respect to domestic and certain foreign securities transactions.

Significant Accounting Policies

Revenue and Cost Recognition

The Company records transactions in securities and related revenue and expenses on a trade-date basis. Dividends are accrued on the ex-dividend date.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts that are not subject to withdrawal restrictions or penalties and have an original maturity of three months or less, as cash and cash equivalents in the accompanying statement of financial condition.

Investments

Investments consist primarily of money market funds stated at quoted market values, with any resulting unrealized gains and losses included in operations. Accordingly, the securities are commonly traded and reported at fair value. At June 30, 2006, investments were carried at an aggregate market value of $33,914 with an approximate aggregate cost of $32,514.

Investments also include $3,300 of warrants which are stated at cost due to a market value not being available.

NOTE 1 — NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Credit Policy

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Management individually reviews all the accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Property and Equipment

Depreciation of furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets ranging from five to seven years. Leasehold improvements are amortized over the term of the respective leases.

Use of Estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE 2 — RECEIVABLE FROM BROKERS

The clearing and depository operations for the Company's domestic proprietary transactions are provided by Penson Financial Services, Inc. and Sterne Agee & Leach, Inc. At June 30, 2006, the securities owned and the receivable from brokers reflected in the statement of financial condition are positions carried by and amounts due from this clearing broker.

A summary of the receivable from brokers at June 30, 2006 are as follows:

Penson Financial Services, Inc.	$ 53,553
Sterne Agee & Leach, Inc.	11,107
	$ 64,660

NOTE 2 — RECEIVABLE FROM BROKERS (Continued)

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of June 30, 2006, there were no material unsecured amounts owed to clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

Investments in securities are subject to margin requirements.

NOTE 3 — PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of the following at June 30, 2006:

Office equipment	$ 99,313
Leasehold improvements	43,771
Furniture and fixtures	36,693
Computer equipment	3,956
	183,733
Less accumulated depreciation and amortization	181,070
	$ 2,663

NOTE 4 — NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 6 2/3 percent of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2006, the Company had a net capital of $131,968, which represented an excess of $126,968 on the minimum net capital requirement of $5,000.

NOTE 5 — COMMITMENTS

The Company is obligated for office space under a noncancellable operating lease expiring on May 30, 2008. The lease contains provisions for escalations based on certain costs incurred by the lessor. Effective November 2003, the Company entered into a sublease for this property, whereby it is leasing out the premises through May 30, 2008. Rental income from the sublease was $130,805 for the year ended June 30, 2006.

The Company is also obligated under a noncancellable operating lease on a month-to-month basis for additional office space. Base rent is $2,200 per month.

Additionally, the Company is party to a noncancellable lease for office equipment, which expires January 2007. Base rent is $237 per month.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Years ending June 30,	
2007	$ 135,975
2008	122,921
	$ 258,896

Total rent expense for the year ended June 30, 2006 was $207,299.

Minimum future rentals expected to be received under the aforementioned noncancellable operating lease are as follows:

Years ending June 30,	
2007	$ 122,268
2008	112,079
	$ 234,347

NOTE 6 — RELATED PARTY TRANSACTIONS

The Company has a receivable of $39,749 from its Parent. The amount is non-interest bearing and short-term in nature. The receivable amount is expected to be realized in the next year by issuing additional shares of stock.

NOTE 7 — INCOME TAXES

At June 30, 2006, the Company had net operating loss carryforwards for income tax purposes of approximately $3,400,000, which are available to offset future federal, state and local taxable income. The carryforwards resulted in a deferred tax asset of approximately $1,326,000 at June 30, 2006, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit.

NOTE 8 — GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has sustained net losses of $3,856,432 from its inception through June 30, 2006. Management of the Company expects to continue to receive funds from its Parent and/or from its affiliates, and those funds are expected to provide the Company with sufficient operating capital as necessary.

UHY LLP
Certified Public Accountants

Maritime Center
555 Long Wharf Drive
New Haven, CT 06511

Phone 203-787-8600
Fax 203-787-8604
Web www.uhy-us.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

To the Shareholders
CentreInvest, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of CentreInvest, Inc. (the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities and Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

New Haven, Connecticut
August 11, 2006

CENTREINVEST, INC.

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Year ended June 30, 2006

CENTREINVEST, INC.

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

Maritime Center
555 Long Wharf Drive
New Haven, CT 06511

Phone 203-787-8600
Fax 203-787-8604
Web www.uhy-us.com

REPORT OF INDEPENDENT AUDITORS

To the Shareholders
CentreInvest, Inc.

We have audited the accompanying statement of financial condition of CentreInvest, Inc., a subsidiary of Intelsa Investments Limited, as of June 30, 2006 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CentreInvest, Inc. as of June 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations, thereby resulting in the erosion of its capital base, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these maters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

New Haven, Connecticut
August 11, 2006

CENTREINVEST, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
June 30, 2006

CREDITS	
Shareholders' equity	$ 204,491
DEBITS	
Nonallowable assets	
Fixed assets	2,663
Other assets	52,826
Other deductions and/or charges	-
Total debits	55,489
Net capital before haircuts on security positions	149,002
HAIRCUTS ON SECURITY POSITIONS	612
Net capital	148,390
MINIMUM NET CAPITAL REQUIREMENT - the greater of 6 2/3 percent of aggregate indebtedness of $55,586, or $5,000	5,000
Excess net capital	$ 143,390
AGGREGATE INDEBTEDNESS - accrued expenses and other liabilities	$ 28,979
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	19.53%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in part IIA of Form X-17A-5 as of June 30, 2006 which was filed on July 28, 2006):	
Net capital, as reported in Company's part IIA (unaudited) FOCUS report	$ 148,391
Audit adjustments	16,423
Increase in other deductions and/or charges	-
Net capital, per above	$ 131,968

See notes to financial statements

CENTREINVEST, INC.
COMPUTATION OF DETERMINATIONOF RESERVEREQUIREMENTS PURSUANT TO RULE 15c3-3
June 30, 2006

The Partnership is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the rule.